UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Entered into an Assignment Agreement with respect to CB-5339

On July 18, 2023, CASI Pharmaceuticals, Inc., a biopharmaceutical company (the “Company”), entered into an Assignment Agreement (the “Assignment Agreement”) with Cleave Therapeutics, Inc. (“Cleave”), a Delaware corporation, pursuant to which the Company obtained the global intellectual property rights related to CB-5339, a novel VCP/p97 inhibitor. The Assignment Agreement terminates and supersedes the License and Development Agreement for CB-5339 (the “License Agreement”) the Company previously entered into with Cleave.

Pursuant to the Assignment Agreement and partially in exchange for the transfer of the global intellectual property rights for CB-5339 as well as all remaining CB-5339 drug substance and drug product to the Company and a repayment in the amount of USD $1 million to the Company, the Company agreed to the termination of that certain outstanding convertible promissory note issued by Cleave to the Company in 2021 with a principal amount of USD $5.5 million. Cleave is also eligible to receive up to USD $66 million in commercial and sales milestone payments, plus a 2.5% royalty on net sales of CB-5339 and any other VCP/p97 inhibitor covered by the Assignment Agreement, in each case subject to the terms and on the conditions set forth in the Assignment Agreement.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this 6-K, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of CASI Pharmaceuticals, Inc. dated July 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: July 20, 2023